Exhibit 99.1

ICON Shareholders Vote in Favour of All Resolutions at its Annual General Meeting

DUBLIN--(BUSINESS WIRE)--July 27, 2015--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced that all resolutions at the Annual General Meeting of the Company (AGM) held on July 24, 2015 (which resolutions had all been recommended by the Board) were all duly passed by shareholders. These resolutions were set out in the Notice of the AGM sent to shareholders dated June 12, 2015 and are available on the ICON plc website.

The resolutions were all passed and the final results of proxy voting were:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF VOTES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD

1.1	To re-elect Mr. Ciaran Murray	50,029,986	49,567,723	247,632	214,631
1.2	To re-elect Dr. Ronan Lambe	50,029,986	47,186,311	2,628,744	214,931
1.3	To re-elect Mr. Declan McKeon	50,029,986	48,645,702	1,169,472	214,812
2	To receive accounts and reports	50,029,986	49,641,405	3,516	385,065
3	To authorise the fixing of the auditors’ remuneration	50,029,986	45,084,310	4,796,085	149,591
4**	To authorise the Company to allot shares	50,029,986	48,491,411	1,379,197	159,378
5**	To disapply pre-emption rights	50,029,986	49,701,576	154,711	173,699
6**	To authorise the Company to make market purchases of shares	50,029,986	49,004,400	149,069	876,517
7**	To authorise the price range at which the Company can reissue shares it holds as treasury shares	50,029,986	49,842,211	27,891	159,884

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 81 locations in 37 countries and has approximately 11,300 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

CONTACT:
All at ICON
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353 –1-291-2000
Chief Financial Officer
or
Simon Holmes, + 353 –1-291-2000
EVP Investor Relations and Corporate Development